Exhibit 2.1

AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 (this “Amendment”), dated as of November 5, 2015, to that certain Stock Purchase Agreement (the “Purchase Agreement”), dated as of July 19, 2015, is entered into by and among United Technologies Corporation, a Delaware corporation (“Parent”), the other Parent subsidiaries set forth on the signature pages hereto (collectively, with Parent, the “Sellers”), and Lockheed Martin Corporation, a Maryland corporation (“Purchaser”).

WHEREAS, Section 11.09 of the Purchase Agreement provides that the Purchase Agreement may be amended by an agreement in writing executed by the Sellers and Purchaser; and

WHEREAS, the parties desire to amend the Purchase Agreement as hereinafter set forth.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and in the Purchase Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Certain Definitions. Terms used in this Amendment and not otherwise defined shall have the meanings set forth in the Purchase Agreement.

Section 2. UTEH Assignment. The parties hereto acknowledge and agree that, as a result of the assignment by United Technologies Holdings SAS (“UTH”) of all of its rights and obligations in, to and under the Purchase Agreement to UT European Holdings B.V. (“UTEH”) pursuant to that certain letter agreement dated October 22, 2015 between UTH and UTEH, UTEH shall be considered a Seller for all purposes of the Purchase Agreement.

Section 3. Amendments to Purchase Agreement—General.

(a) The definition of “Ancillary Agreements” in Section 1.01 of the Purchase Agreement is hereby amended and restated as follows:

“Ancillary Agreements” shall mean the Transition Services Agreement, the Foreign Acquisition Agreements, the Intellectual Property Agreement, the Data Transfer Agreement, UTAS/Sikorsky Wrap Agreement, UTRC/Sikorsky Replacement Master Agreement, any Shared Location Lease(s), and the Long-Term Services Agreement.

(b) Section 1.01 of the Purchase Agreement is hereby amended to include the following definitions in appropriate alphabetical order:

“Long-Term Services Agreement” shall mean the Long-Term Services Agreement to be entered into at the Closing substantially in the form attached hereto as Exhibit G.

(c) The Purchase Agreement is hereby amended to add the form of Exhibit G attached hereto as Exhibit A to this Amendment at the end thereof.

(d) Section 2.02 of the Purchase Agreement is hereby amended and restated as follows:

In consideration for the Shares and the Tata JV Shares, at the Closing, Purchaser shall deliver to the Sellers (and/or one or more of Parent’s designees) an aggregate of (a) $9,000,000,000.00 (nine billion dollars) in cash (the “Pre-Adjustment Cash Amount”) plus or minus (as applicable) (b) the Closing Adjustment, if any, pursuant to Section 2.04 (the sum of (a) and (b), the “Purchase Price”); provided that, if the Tata Approval has not been obtained prior to the Closing Date, the Pre-Adjustment Cash Amount shall be reduced by the Tata Holdback Amount (and such Tata Holdback Amount shall be paid on the Tata Transfer Date in accordance with Section 2.08(c)). The Purchase Price shall be subject to adjustment as set forth in Section 2.05.

(e) Section 2.03(a) of the Purchase Agreement is hereby amended and restated as follows:

(a) The Closing shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, on the date that is three (3) Business Days after the date on which all of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Parent and Purchaser. The date on which the Closing occurs is the “Closing Date” and the Closing shall be deemed for all purposes hereunder and under the Ancillary Agreements to be effective as of 12:01 a.m. on the Closing Date.

(f) Section 2.03(b)(i)(A) of the Purchase Agreement is hereby amended and restated as follows:

(A) deliver or cause to be delivered to Purchaser and/or one or more of its designees (x) certificates evidencing the Shares and the Tata JV Shares to the extent that such Shares or the Tata JV Shares are in certificate form, duly endorsed in blank or with stock powers duly executed in proper form for transfer and (y) to the extent that such Shares or the Tata JV Shares are not in certificate form, stock powers or other instruments of transfer duly executed in blank, in each case, with any required stock transfer stamps affixed thereto; provided, that, it is understood and agreed that the Sellers shall not deliver at the Closing the Tata JV Shares pursuant to this Section 2.03(b)(i)(A) unless and until the Tata Approval has been obtained;

(g) Section 2.08 of the Purchase Agreement is hereby amended and restated as follows:

(a) The transfer of (i) each Foreign Transferred Company organized in a jurisdiction in which local Laws require observance of specified formalities or procedures to legally effect a transfer of such entity and (ii) the Tata JV Shares shall be effected pursuant to short-form acquisition agreements (the “Foreign Acquisition Agreements”) on a country-by-country basis. Each Foreign Acquisition Agreement shall be in substantially the same form as Exhibit F hereto, except, as Parent and Purchaser may agree, including for: (i) the deletion of provisions that are inapplicable to such Foreign Transferred Company (or the Tata JV Shares); (ii) such changes as may be necessary to satisfy the requirements of applicable local Law; and (iii) such changes as may be reasonably agreed upon by Parent and Purchaser regarding employees and employee benefit matters in order to adapt such agreement to the particular circumstances of the relevant Foreign Transferred Company and country; provided, in each case, that the Foreign Acquisition Agreements shall serve purely to effect the legal transfer of the applicable Transferred Entity (or the Tata JV Shares) and shall not have any effect on the terms and conditions of the transactions contemplated hereby, including the allocation of assets and Liabilities as between them, all of which shall be determined by this Agreement, or in any way modify, amend or constitute a waiver of, any provision of this Agreement or any other Ancillary Agreement.

(h) Section 2.08 of the Purchase Agreement is hereby amended to include the following subsections (b), (c), (d) and (e):

(b) If the applicable required approvals to transfer the Tata JV Shares have not been obtained from the Foreign Investment Promotion Board, Ministry of Finance, Government of India (the “Tata Approval”) prior to the Closing Date, then (i) Parent and the other Sellers, including the Tata JV Seller, shall not deliver at the Closing the Tata JV Shares pursuant to Section 2.03(b)(i)(A) and (ii) Purchaser shall, as contemplated by Section 2.02, withhold cash in the aggregate amount of $5,000,000.00 (five million dollars) from the payment of the Purchase Price at Closing (the “Tata Holdback Amount”). During the period beginning on the Closing Date and ending on the Tata Transfer Date, the parties shall, consistent in all respects, as applicable, with Section 5.03, continue to use their respective reasonable best efforts, and cooperate with the other parties, in obtaining the Tata Approval as promptly as reasonably practicable.

(c) If and when, following the Closing, the Tata Approval is obtained, then on the date that is three (3) Business Days after such date (the “Tata Transfer Date”), (i) the Tata JV Seller shall deliver, or cause to be delivered, to Purchaser and/or one or more of its designees, the Tata JV Shares, including any (x) certificates evidencing the Tata JV Shares to the extent that the Tata JV Shares are in certificate form, duly endorsed in blank or with stock powers duly executed in proper form for transfer and (y) to the extent that the Tata JV Shares are not in certificate form, stock powers or other instruments of transfer duly executed in blank, in each case, with any required stock transfer stamps affixed thereto and (ii) Purchaser shall deliver to Parent (or to any Affiliate designated by Parent) on behalf of the Sellers by wire transfer, to an account or accounts designated by Parent (or by such Affiliate), immediately available funds in an aggregate amount equal to the Tata Holdback Amount;

(d) During the period beginning on the Closing Date and ending on the Tata Transfer Date, except with the other party’s prior written consent, not to be unreasonably withheld, conditioned or delayed and subject to applicable Law: (i) Parent shall not, and shall cause any applicable member of the Parent Group not to, exercise any voting or similar authoritative, approval, consent, veto or governing rights as a shareholder in the Tata JV, (ii) Parent shall not, and shall cause any applicable member of the Parent Group not to, take any action to change or replace any of the Parent Group representatives as of immediately prior to Closing (to the extent such representatives are employees of Purchaser or any of its Subsidiaries after the Closing) on the Tata JV board of directors, (iii) Purchaser shall, and shall cause any of its applicable Subsidiaries (including any applicable Transferred Entity) to, cause any such representatives on the Tata JV board of directors who are employed by Purchaser or any of its Subsidiaries not to exercise any voting or similar authoritative, approval, consent, veto or governing rights in their capacities as members of the Tata JV board of directors.

(e) Subject to restrictions under applicable law, if, during the period beginning on the Closing Date and ending on the Tata Transfer Date, (i) an event arises which would reasonably be expected to have a material and adverse effect on the Tata JV or on the ownership of the Tata JV Shares (whether before, on or after the Tata Transfer Date), then the Purchaser may request that the applicable member of the Parent Group exercise any applicable voting or similar authoritative, approval, consent or veto rights with respect to the Tata JV necessary to mitigate such potential material and adverse effect and such member of the Parent Group shall reasonably consider such request, taking into account the applicable limitations provided under Indian law, as reasonably advised by counsel (including relying on a legal opinion, if deemed necessary) or (ii) Purchaser requests that Parent appoint an individual specified by Purchaser to replace a representative of the Parent Group on the Tata JV board of directors who has ceased to be employed by Purchaser or any of its Subsidiaries (including the Transferred Entities), then the applicable member of the Parent Group shall reasonably consider such request, taking into account the applicable limitations provided under Indian law, as reasonably advised by counsel (including relying on a legal opinion, if deemed necessary). Subject to confidentiality restrictions under the Joint Venture Agreement dated November 11, 2009 between Tata Advanced Systems Limited, Tata JV Seller and Sikorsky Aircraft Corporation, upon the reasonable request of Purchaser, Parent shall, or shall cause the applicable member of the Parent Group to, provide access to the books and records of the Tata JV to the extent that Parent or such member of the Parent Group is in possession of or is entitled to request such books and records. To the extent that any confidentiality restrictions are applicable, Parent or the applicable member of the Parent Group, as the case may be, shall make commercially reasonably efforts to obtain prior written consent to enable such information sharing.

(i) The parties agree that Section 5.04 of the Purchase Agreement shall remain in full force and effect from the Closing until the Tata Transfer Date solely with respect to Parent’s ownership of the Tata JV Shares as and to the same extent, if any, applicable prior to the Closing, provided that, with respect to such limited purpose, the reference to “$25,000,000” in Section 5.04(a)(K) shall be amended to “$5,000,000”.

(j) The address of Parent for the purposes of Section 11.07(a) of the Purchase Agreement is hereby amended and restated as follows:

United Technologies Corporation

10 Farm Springs Road

Farmington, Connecticut, 06032

(k) The facsimile number of Davis Polk & Wardwell LLP for the purposes of Section 11.07(b) of the Purchase Agreement is hereby amended and restated as follows:

Facsimile No: (212) 701-5800

Section 4. Amendments to Purchase Agreement—Employee Matters.

(a) Section 6.01(a) of the Purchase Agreement is hereby amended by adding the following sentence at the end thereof:

Notwithstanding anything contained herein to the contrary, the individuals identified on Section 6.01(a) of the Seller Disclosure Schedule shall not be considered Business Employees and their employment shall be transferred from a Transferred Entity to a member of the Parent Group designated by Parent prior to the Closing as set forth in clause (ii) (prior to the proviso) of the first sentence hereof.

(b) The Seller Disclosure Schedule is hereby amended to add a new Section 6.01(a) thereto, which shall contain the items set forth on Exhibit B to this Amendment.

Section 5. Continuing Effect of Purchase Agreement. This Amendment shall not constitute an amendment of any other provision of the Purchase Agreement not expressly referred to herein. The Purchase Agreement shall remain in full force and effect, and this Amendment shall be effective and binding upon the Sellers and Purchaser upon execution and delivery by the Sellers and Purchaser. From and after the date hereof, all references to the term “Agreement” in the Purchaser Agreement shall be deemed to refer to the Purchase Agreement, as amended hereby.

Section 6. Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more such counterparts have been signed by each party and delivered (by facsimile, e-mail, or otherwise) to the other party.

Section 7. Further Assurances. The parties hereto agree to cooperate fully in taking all such further actions and executing all such further documents, instruments and agreements as any of such parties may reasonably request in order to carry out the intent of this Amendment.

Section 8. Governing Law; Venue. Section 11.03 of the Purchase Agreement is incorporated by reference herein, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

UNITED TECHNOLOGIES CORPORATION

By:	/s/ Michael R. Dumais
Name: Michael R. Dumais
Title: Senior Vice President, Strategic Planning

UNITED TECHNOLOGIES AUSTRALIA HOLDINGS LIMITED

By:	/s/ Christopher Witzky
Name: Christopher Witzky
Title: Director

UNITED TECHNOLOGIES CANADA, LTD.

By:	/s/ Christopher Witzky
Name: Christopher Witzky
Title: Director, Vice President and Treasurer

UNITED TECHNOLOGIES INTERNATIONAL CORPORATION – ASIA PRIVATE LIMITED

By:	/s/ Michael Ryan
Name: Michael Ryan
Title: Director and Vice President – Finance

UT EUROPEAN HOLDINGS B.V.

By:	/s/ Stuart Bottomley
Name: Stuart Bottomley
Title: Category A Director

By:	/s/ Johannes Schipper
Name: Johannes Schipper
Title: Category B Director

[Signature Page to Amendment No. 1 to Stock Purchase Agreement]

LOCKHEED MARTIN CORPORATION

By:	/s/ Stephen M. Piper
Name: Stephen M. Piper
Title: Vice President